Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

Digital Realty Trust, Inc.

Ratio of Earnings to Fixed Charges, Pro Forma Ratio of Earnings to Fixed Charges,

Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends,

Ratio of EBITDA to Fixed Charges, Pro Forma Ratio of EBITDA to Fixed Charges,

and Pro Forma Ratio of EBITDA to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2004				Year Ended December 31, 2003				Year Ended December 31, 2002		Period From February 28, 2001 (Inception) Through December 31, 2001
	Pro Forma Consolidated		Historical Combined		Pro Forma Consolidated		Historical Combined		Historical Combined		Historical Combined

Fixed Charges:
Interest	25,231		15,804		33,638		10,091		5,249		—
Interest within rental expense	85		85		66		66		—		—

Fixed Charges	25,316		15,889		33,704		10,157		5,249		—
EBITDA:
Net income (loss)	1,199		9,916		4,709		16,642		(61)		(2,758)
Add Back Minority Interests in Operating Partnership	1,766		—		6,930		—		—		—
Add Back Interest Expense	25,231		15,804		33,638		10,091		5,249		—
Add Back Depreciation and Amortization	37,000		20,822		48,870		16,295		7,659		—

EBITDA	65,196		46,542		94,147		43,028		12,847		(2,758)
Earnings:
Net Income (Loss) Before Minority Interest in Operating Partnership but after Minority Interest in Consolidated Joint Ventures	2,965		9,916		11,639		16,642		(61)		(2,758)
Add Back Fixed Charges	25,316		15,889		33,704		10,157		5,249		—

Earnings	28,281		25,805		45,343		26,799		5,188		(2,758)
Preferred Dividends	4,641		—		6,188		—		—		—
Ratio of Earnings to Fixed Charges			1.62	x			2.64	x	0.99	x
Pro Forma Ratio of Earnings to Fixed Charges	1.12	x			1.35	x
Pro Forma Ratio of Earnings to Fixed Charges and Preferred Dividends	0.94	x			1.14	x
Ratio of EBITDA to Fixed Charges			2.93	x			4.24	x	2.45	x
Pro Forma Ratio of EBITDA to Fixed Charges	2.58	x			2.79	x
Pro Forma Ratio of EBITDA to Fixed Charges and Preferred Dividends	2.18	x			2.36	x